Filed Pursuant to Rule 253(g)(2)
File No. 024-12789

OBSIDIAN PRIME INC.

A California Corporation

UP TO 75,000,000 SHARES OF COMMON STOCK

Offering Price: $1.00 per Share

Maximum Aggregate Offering: $75,000,000

OFFERING CIRCULAR SUPPLEMENT NO. 2

Dated October 7, 2026

TO THE OFFERING CIRCULAR DATED JUNE 22, 2026,
AS SUPPLEMENTED BY OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED AUGUST 28, 2026

This Offering Circular Supplement No. 2 (this "Supplement") supplements and should be read together with the Offering Circular of Obsidian Prime Inc. (the "Company") dated June 22, 2026, which was included in the Company's Offering Statement on Form 1-A, as amended, File No. 024-12789, as supplemented by Offering Circular Supplement No. 1 dated August 28, 2026 ("Supplement No. 1"). The Securities and Exchange Commission qualified the Offering Statement on August 6, 2026 at 4:00 P.M.

This Supplement is being filed pursuant to Rule 253(g)(2) under Regulation A to provide the Company's audited financial statements as of and for the six months ended June 30, 2026, together with the report of the Company's independent auditor thereon, and to update the financial information contained in the Offering Circular.

UPDATED FINANCIAL INFORMATION

The financial statements included in the Offering Circular reflected no operating activity. During the six months ended June 30, 2026, the Company commenced active operations, providing consulting, referral, social media marketing, and related business services to startup and growth-stage companies, including companies pursuing public-market transactions. This Supplement includes the Company's financial statements as of and for the six months ended June 30, 2026, which have been audited by Elizabeth Atchison, CPA, independent auditor, as stated in her report dated October 7, 2026. The financial statements and the auditor's report are set forth beginning on page F-1 of this Supplement.

For the six months ended June 30, 2026, the Company generated total revenue of $370,870.12, consisting of consulting revenue of $212,493.12 and referral fee income of $158,377.00. The Company incurred total operating expenses of $219,970.12, consisting principally of independent contractor compensation of $166,760.12, legal fees of $23,000.00, audit fees of $8,270.00, and other general and administrative expenses. After an estimated income tax provision of $42,228.00, the Company reported net income of $108,672.00 for the period.

As of June 30, 2026, the Company had cash and cash equivalents of $1,160,900, total liabilities of $42,228, consisting of estimated federal and California income taxes payable, and total stockholders' equity of $1,118,672. During the six months ended June 30, 2026, the Company sold 1,000,000 shares of common stock at $1.00 per share for gross cash proceeds of $1,000,000, and issued 1,258,400 shares of common stock to 12,564 recipients in connection with a non-cash spin-off distribution for which no cash consideration was received. As of June 30, 2026, the Company had 2,268,400 shares of common stock issued and outstanding.

Summary Financial Information

Six Months Ended June 30, 2026
Statement of Operations Data
Total revenue	$ 370,870.12
Total operating expenses	219,970.12
Income before income taxes	150,900.00
Income tax expense	42,228.00
Net income	$ 108,672.00
Balance Sheet Data (as of June 30, 2026)
Cash and cash equivalents	$ 1,160,900.00
Total assets	1,160,900.00
Total liabilities	42,228.00
Total stockholders' equity	$ 1,118,672.00

Subsequent to June 30, 2026, the Company incurred approximately $24,478 of costs related to its securities, regulatory, and capital-markets development, consisting of approximately $20,000 of DTC-related costs, $750 of CUSIP-related costs, $728 of SEC filing costs, and $3,000 of Regulation A-related costs. These costs are not reflected in the June 30, 2026 financial statements.

Results for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for any future period.

EXCHANGE ACT REGISTRATION

As described in Supplement No. 1, on August 11, 2026, the Company filed a registration statement on Form 8-A registering its Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Registration of the Common Stock under the Exchange Act does not itself establish DTC eligibility, create a public trading market, constitute approval for quotation or listing on any securities market or national securities exchange, or assure that any such market will develop. Investors should continue to consider the liquidity and market risks described in the Offering Circular.

NO CHANGE TO OFFERING TERMS

Except as described in this Supplement and Supplement No. 1, the Company has not changed the offering price, maximum number of shares offered, maximum aggregate offering amount, plan of distribution, investor limitations, or other material economic terms of the Regulation A offering described in the Offering Circular. The Company continues to offer up to 75,000,000 shares of Common Stock at $1.00 per share, for a maximum aggregate offering amount of $75,000,000, on a best-efforts basis with no minimum offering amount and without an underwriter, as described in the Offering Circular.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

DELIVERY OF FINAL OFFERING CIRCULAR

The Company may satisfy its obligation to deliver a Final Offering Circular by sending investors a notice within two business days after completion of a sale that contains the URL where the Final Offering Circular, or the Offering Statement in which the Final Offering Circular was filed, may be obtained.

RISK FACTORS

An investment in the Company's Common Stock involves a high degree of risk. Prospective investors should carefully review the "Risk Factors" section of the Offering Circular, together with all other information contained in the Offering Circular, Supplement No. 1 and this Supplement, before making an investment decision. The Company has a limited operating history, having commenced active operations during the six months ended June 30, 2026, and its results for that period may not be indicative of future results. Investors should be able to bear the loss of their entire investment.

INCORPORATION OF OFFERING CIRCULAR

This Supplement does not replace the Offering Circular. The Offering Circular dated June 22, 2026, together with Supplement No. 1 and this Supplement, constitutes the offering circular with respect to the securities currently being offered. Capitalized terms used but not defined in this Supplement have the meanings assigned to them in the Offering Circular.

COMPANY INFORMATION

Issuer	Obsidian Prime Inc.
CIK	0002011021
SEC Regulation A File No.	024-12789
State of Incorporation	California
Principal Executive Office	3130 Balfour Rd., Suite D, Brentwood, CA 94513
EIN	99-1086213
Qualification Date	August 6, 2026 at 4:00 P.M.
Form 8-A (Section 12(g))	Filed August 11, 2026
Securities Offered	Up to 75,000,000 shares of Common Stock
Offering Price	$1.00 per share
Maximum Aggregate Offering	$75,000,000
Shares Outstanding (June 30, 2026)	2,268,400 shares of Common Stock
Financial Statements	Audited, as of and for the six months ended June 30, 2026
Independent Auditor	Elizabeth Atchison, CPA, Roselle, Illinois

OBSIDIAN PRIME INC.
INDEX TO FINANCIAL STATEMENTS

Elizabeth Atchison, CPA
963 Summerfield Dr.
Roselle, IL 60172, USA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Management of
Obsidian Prime Inc.
Brentwood, California

Opinion on the Financial Statements

We have audited the balance sheet of Obsidian Prime Inc. (the "Company") as of June 30, 2026, and the related statements of operations, changes in stockholders' equity, and cash flows for the six-month period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026, and the results of its operations and its cash flows for the six-month period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for internal control relevant to that preparation. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements. In performing an audit in accordance with GAAS, we exercise professional judgment and maintain professional skepticism; identify and assess the risks of material misstatement, whether due to fraud or error, and design and perform audit procedures responsive to those risks; obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control, and accordingly no such opinion is expressed; evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as the overall presentation of the financial statements; and conclude whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters identified during the audit.

/s/ Elizabeth Atchison, CPA
Elizabeth Atchison, CPA
Roselle, Illinois
Accountant License No. 065.044834
October 7, 2026

OBSIDIAN PRIME INC.
BALANCE SHEETS
June 30, 2026 and December 31, 2025

	June 30, 2026	December 31, 2025
ASSETS
Cash and cash equivalents	$ 1,160,900.00	$ 10,000.00
Accounts receivable	-	-
Prepaid expenses and deposits	-	-
Property and equipment, net	-	-
Other assets	-	-
Total Assets	$ 1,160,900.00	$ 10,000.00
LIABILITIES
Accounts payable and accrued expenses	$ -	$ -
Estimated federal income tax payable	28,888.00	-
Estimated California income/franchise tax payable	13,340.00	-
Other liabilities	-	-
Total Liabilities	42,228.00	-
STOCKHOLDERS' EQUITY
Common stock, $0.001 par value; 500,000,000 shares authorized; 2,268,400 and 10,000 shares issued and outstanding, respectively	2,268.40	10.00
Additional paid-in capital	1,007,731.60	9,990.00
Retained earnings	108,672.00	-
Total Stockholders' Equity	1,118,672.00	10,000.00
Total Liabilities and Stockholders' Equity	$ 1,160,900.00	$ 10,000.00

The accompanying notes are an integral part of these financial statements.

OBSIDIAN PRIME INC.
STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2026

2026
REVENUE
Consulting revenue	$ 212,493.12
Referral fee income	158,377.00
Total Revenue	370,870.12
Cost of revenue	-
Gross Profit	370,870.12
OPERATING EXPENSES
Independent contractor compensation	166,760.12
Legal fees	23,000.00
Audit fees	8,270.00
Insurance	3,918.00
Mailchimp / software subscriptions	2,970.00
Accounting and bookkeeping	2,700.00
Virtual office	2,700.00
Office supplies, utilities, cleaning and related costs	2,580.00
Travel and transportation	1,750.00
Telephone and internet	1,410.00
Transfer agent fees	1,188.00
Marketing and advertising	854.00
Investor relations / public relations / media	840.00
Other miscellaneous operating expenses	680.00
Licenses and state filing fees	350.00
Total Operating Expenses	219,970.12
Income Before Income Taxes	150,900.00
Income tax expense	42,228.00
Net Income	$ 108,672.00

The Company reported no material revenue or operating expense activity during the comparable six-month period ended June 30, 2025, consistent with its prior audited financial statements for the year ended December 31, 2025.

The accompanying notes are an integral part of these financial statements.

OBSIDIAN PRIME INC.
STATEMENT OF CASH FLOWS
For the Six Months Ended June 30, 2026

2026
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$ 108,672.00
Increase in income taxes payable	42,228.00
Net Cash Provided by Operating Activities	150,900.00
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash used in investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	1,000,000.00
Net Cash Provided by Financing Activities	1,000,000.00
Net Increase in Cash	1,150,900.00
Cash and cash equivalents - beginning of period	10,000.00
Cash and Cash Equivalents - End of Period	$ 1,160,900.00

Supplemental non-cash financing activity: During the six months ended June 30, 2026, the Company issued 1,258,400 shares of common stock in connection with a non-cash spin-off distribution. The issuance increased common stock by $1,258.40 and reduced additional paid-in capital by $1,258.40, resulting in no net change to total stockholders' equity and no cash proceeds.

The accompanying notes are an integral part of these financial statements.

OBSIDIAN PRIME INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Six Months Ended June 30, 2026

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2026	$ 10.00	$ 9,990.00	$ -	$ 10,000.00
Issuance of 1,000,000 shares for cash	1,000.00	999,000.00	-	1,000,000.00
Issuance of 1,258,400 shares in non-cash spin-off	1,258.40	(1,258.40)	-	-
Net income	-	-	108,672.00	108,672.00
Balance - June 30, 2026	$ 2,268.40	$ 1,007,731.60	$ 108,672.00	$ 1,118,672.00

The accompanying notes are an integral part of these financial statements.

OBSIDIAN PRIME INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2026

Note 1 - Organization and Nature of Operations

Obsidian Prime Inc. (the "Company") provides consulting, referral, social media marketing, and related business services to startup and growth-stage companies, including companies pursuing public-market transactions. During the year ended December 31, 2025, the Company had not commenced material revenue-generating operations. During the six months ended June 30, 2026, the Company commenced active operations and generated revenue from consulting services and referral fees. The Company also completed an equity financing and issued common shares in connection with a non-cash spin-off distribution.

The December 31, 2025 comparative balance-sheet amounts are derived from the Company's previously issued audited financial statements for the year ended December 31, 2025. Those prior-year audited financial statements are separate from, and are not re-audited by, the accompanying June 30, 2026 auditor's report. The December 31, 2025 column is presented solely as comparative beginning-balance information.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates. Preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting reported amounts of assets, liabilities, revenues, expenses, and related disclosures. Actual results may differ from those estimates. Significant estimates include the provision for income taxes.

Cash and Cash Equivalents. The Company considers highly liquid financial instruments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents totaled $1,160,900 at June 30, 2026 and $10,000 at December 31, 2025.

Revenue Recognition. The Company recognizes revenue when promised services are transferred to a customer in an amount that reflects the consideration to which the Company expects to be entitled. Consulting revenue is recognized as advisory and social-media marketing services are performed. Referral fee income is recognized when the qualifying referral event or other contractual performance obligation has been satisfied and the Company is entitled to the fee. The Company presents referral-fee revenue on a gross basis only when it controls the promised service before transfer to the customer; otherwise, amounts are presented on a net basis.

Accounts Receivable. The Company had no accounts receivable at June 30, 2026 because revenue recognized during the period had been collected.

Property and Equipment. The Company did not own material property or equipment at June 30, 2026 and recorded no depreciation expense during the period.

Income Taxes. The Company records current income-tax expense and related liabilities based on management's estimate of taxable income and applicable federal and state tax rules. Taxes based on gross receipts, if any, are classified as operating expenses rather than income-tax expense.

Note 3 - Common Stock and Stockholders' Equity

The Company is authorized to issue 500,000,000 shares of common stock, par value $0.001 per share. As of June 30, 2026, 2,268,400 shares were issued and outstanding, consisting of 10,000 founder shares, 1,258,400 shares issued in connection with a non-cash spin-off distribution, and 1,000,000 shares issued in a cash financing.

The founder purchased 10,000 shares at $1.00 per share for cash proceeds of $10,000. The transaction was recorded as $10 of common stock and $9,990 of additional paid-in capital.

During the six months ended June 30, 2026, the Company sold 1,000,000 shares of common stock at $1.00 per share and received gross cash proceeds of $1,000,000. The transaction was recorded as $1,000 of common stock and $999,000 of additional paid-in capital.

During the same period, the Company issued 1,258,400 shares in connection with a non-cash spin-off distribution to 12,564 recipients. Recipients paid no cash consideration to the Company. Management accounted for the issuance at the stated par value of $0.001 per share as an internal reclassification within stockholders' equity: common stock increased by $1,258.40 and additional paid-in capital decreased by $1,258.40. The transaction therefore had no effect on total stockholders' equity, revenue, net income, or cash flows. Management considered the contemporaneous $1.00-per-share cash financing and concluded that the spin-off issuance did not represent a sale of shares, compensation for services, or a distribution of Company assets; accordingly, no amount in excess of par value was recognized as revenue, expense, or additional contributed capital.

Note 4 - Revenue

For the six months ended June 30, 2026, the Company recognized $212,493.12 of consulting revenue and $158,377.00 of referral fee income, for total revenue of $370,870.12. Customers consist principally of startup and growth-stage companies seeking consulting, social-media marketing, referral, and related advisory services, including companies pursuing public-market transactions.

No individual customer accounted for 10% or more of total revenue for the six months ended June 30, 2026. The Company acts as an agent in its referral arrangements and recognizes as referral-fee revenue only the fee earned and retained by the Company. The Company does not record the underlying transaction value between the referred parties. The $158,377.00 of referral-fee income recognized for the period represents net referral fees earned by and retained by the Company; no portion of that amount was paid or owed to another party as a pass-through amount.

Note 5 - Operating Expenses

For the six months ended June 30, 2026, the Company incurred operating expenses of $219,970.12. Significant expenses included independent contractor compensation of $166,760.12, legal fees of $23,000, audit fees of $8,270, insurance of $3,918, software subscriptions of $2,970, accounting and bookkeeping of $2,700, virtual office costs of $2,700, office and utility costs of $2,580, and other operating costs. Regulatory costs incurred after June 30, 2026 are excluded from the six-month operating expenses and are described in Note 7.

Note 6 - Income Taxes

For the six months ended June 30, 2026, the Company recorded estimated federal and California income-tax expense of $42,228, consisting of approximately $28,888 of federal corporate income tax and $13,340 of California corporate income/franchise tax. No payments toward these estimated obligations had been made as of June 30, 2026, and the full estimated amount is reflected as a current liability. The provision is an interim estimate and may differ from amounts ultimately reported on the Company's tax returns after consideration of deductions, credits, apportionment, and other tax adjustments.

The Company has not included a City of Los Angeles gross-receipts tax in income-tax expense. The Company's reported business address is in Brentwood, California. Any local gross-receipts or business-license tax determined to be applicable will be accounted for as an operating expense rather than as income-tax expense.

Note 7 - Subsequent Events

Management evaluated subsequent events through October 7, 2026, the date through which the financial statements were evaluated for issuance. Subsequent to June 30, 2026, the Company incurred approximately $20,000 of DTC-related costs, $750 of CUSIP-related costs, $728 of SEC filing costs, and $3,000 of Regulation A-related costs, for total subsequent-period costs of approximately $24,478. These costs were incurred after June 30, 2026 and are not reflected in the accompanying June 30, 2026 statements. Management identified no other material subsequent events requiring adjustment to the June 30, 2026 financial statements.

Note 8 - Related-Party Transactions

The founder's purchase of 10,000 shares of common stock for $10,000 is a related-party equity transaction and is described in Note 3. Except for that founder equity transaction, management identified no related-party transactions during the six months ended June 30, 2026. None of the recipients of the 1,258,400 shares issued in connection with the non-cash spin-off distribution were officers, directors, founders, affiliates, or entities under common ownership or control with the Company, and none of the $166,760.12 of independent-contractor compensation was paid to such related parties.